

March 14, 2023

Eddie Lazarus
Chief Financial Officer and Chief Legal Officer
Sonos, Inc.
614 Chapala Street
Santa Barbara CA 93101

> **Re: Sonos, Inc.**
> **Form 10-K for Fiscal Year Ended October 1, 2022**
> **File No. 1-38603**

Dear Eddie Lazarus:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the period ended October 1, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Devlopments, page 31

1. We note your disclosures regarding inflationary pressures including the negative impact on the global economy. In future filings, please expand your disclosures to identify the principal factors contributing to your inflationary pressures and the actions planned or taken, if any, to mitigate the inflationary pressures and to quantify the resulting impact on your results of operations and financial condition.

Non-GAAP Financial Measures , page 35

2. We note your presentation of Adjusted EBITDA, a non-GAAP measure, removes "Legal and transaction related costs." We further note this adjustment appears for three consecutive fiscal years. Since legal expenses related to intellectual property litigation appear to represent normal, recurring, cash operating expenses necessary to operate your business, please tell us why you believe this adjustment aligns with the guidance

in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

3. We note you disclose Adjusted EBTIDA margin but do not disclose the comparable GAAP margin. Please revise to include the comparable GAAP margin measure, net income margin, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

Critical Accounting Policies and Estimates, page 41

4. Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation and uncertainty in your critical accounting estimates, to the extent material and reasonably available. Also, to the extent material, discuss how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing